SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                24 July, 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 24 July, 2007 re: Director/PDMR Shareholding



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

JOHN ERIC DANIELS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them


Mr. J.E. Daniels:                                                       161,119
Lloyds TSB Registrars Corporate Nominee Limited
  AESOP1 account (LTSBRCNL AESOP1):                                       4,727
Hill Samuel Offshore Trust Company Limited (HSOTC):                     108,681
Conditional award of shares under the:
Lloyds TSB performance share plan                                       368,414
Lloyds TSB long-term incentive plan                                   1,042,014

8. State the nature of the transaction


On 20th July, 2007 27 shares were acquired by LTSBRCNL AESOP1 at 571p per share for Mr. Daniels, under the Lloyds TSB Group Shareplan, as follows:


                    22 "partnership shares"; and
                    5 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. J.E. Daniels:                                                       161,119
LTSBRCNL AESOP1:                                                          4,754
HSOTC:                                                                  108,681
Conditional award of shares under the:
Lloyds TSB performance share plan                                       368,414
Lloyds TSB long-term incentive plan                                   1,042,014


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction

24TH JULY, 2007




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

1,463,289

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                      020 7356 1043



Name and signature of duly authorised officer of issuer responsible for making notification

MR.  A.J. MICHIE, SECRETARY


Date of notification              24TH JULY, 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

MICHAEL EDWARD FAIREY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. M.E. Fairey:                                                         72,896
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                         3,759
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Fairey (Single company maxi ISA):                                   7,055
Hill Samuel Offshore Trust Company Limited (HSOTC):                      54,360
Conditional award of shares under the:
 Lloyds TSB performance share plan                                      184,274
 Lloyds TSB long-term incentive plan                                    662,797

8. State the nature of the transaction

On 20th July, 2007 10 shares were acquired by LTSBRCNL AESOP1 at 571p per share for Mr Fairey, under the Lloyds TSB Group Shareplan, as follows:

                            5 "partnership shares"; and
                            5 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details

9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. M.E. Fairey:                                                         72,896
LTSBRCNL AESOP1:                                                          3,769
LTSBR(I)NL:
- Mr. Fairey (Single company maxi ISA):                                   7,055
HSOTC:                                                                   54,360
Conditional award of shares under the:
 Lloyds TSB performance share plan                                      184,274
 Lloyds TSB long-term incentive plan                                    662,797


PERCENTAGE HOLDING IS MINIMAL




16. Date issuer informed of transaction

24TH JULY, 2007





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

1,147,246

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                        020 7356 1043



Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification    24TH JULY, 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

MR ARCHIBALD GERARD KANE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. A.G. Kane:                                                          118,204
Miss D.M. Muirhead (Mrs. Kane):                                          12,613
Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                        4,727
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Kane: (Single company maxi ISA):                                    1,254
Hill Samuel Offshore Trust Company Limited (HSOTC):                      42,702
Conditional award of shares under the:
 Lloyds TSB performance share plan                                      144,754
 Lloyds TSB long-term incentive plan                                    594,582

8. State the nature of the transaction

On 20th July, 2007 27 shares were acquired by LTSBRCNL AESOP1 at 571p per share for Mr Kane, under the Lloyds TSB Group Shareplan, as follows:


                          22 "partnership shares"; and
                          5 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details


9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. A.G. Kane:                                                          118,204
Miss D.M. Muirhead (Mrs. Kane):                                          12,613
LTSBRCNL AESOP1:                                                          4,754
LTSBR(I)NL:
- Mr. Kane: (Single company maxi ISA):                                    1,254
HSOTC:                                                                   42,702
Conditional award of shares under the:
 Lloyds TSB performance share plan                                      144,754
 Lloyds TSB long-term incentive plan                                    594,582


PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

24TH JULY, 2007





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17 Date of grant  -

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option    -

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

1,017,898

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                    020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification                 24TH JULY, 2007



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CAROL FRANCES SERGEANT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                        2,666
Hill Samuel Offshore Trust Company Limited (HSOTC):                      23,208
Conditional award of shares under the:
 Lloyds TSB performance share plan                                       78,670
 Lloyds TSB long-term incentive plan                                    260,571




8. State the nature of the transaction

On 20th July, 2007 27 shares were acquired by LTSBRCNL AESOP1 at 571p per share for Mrs Sergeant, under the Lloyds TSB Group Shareplan, as follows:


                        22 "partnership shares"; and
                        5 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.





9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

LTSBRCNL AESOP1:                                                          2,693
HSOTC:                                                                   23,208
Conditional award of shares under the:
Lloyds TSB performance share plan                                        78,670
Lloyds TSB long-term incentive plan                                     260,571


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction

24TH JULY, 2007





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

470,090

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                      020 7356 1043



Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification  24TH JULY, 2007





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i),  AS S324 HAS BEEN REPEALED

3. Name of person discharging managerial responsibilities/director

GEORGE TRUETT TATE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. G.T. Tate                                                             3,950
Lloyds TSB Registrars Corporate Nominee Limited
 AESOP1 account (LTSBRCNL AESOP1):                                        2,948
Hill Samuel Offshore Trust Company Limited (HSOTC):                      50,068
Conditional award of shares under the:
 Lloyds TSB performance share plan                                      169,720
 Lloyds TSB long-term incentive plan                                    631,065

8. State the nature of the transaction

On 20th July, 2007 27 shares were acquired by LTSBRCNL AESOP1 at 571p per share for Mr. Tate, under the Lloyds TSB Group Shareplan, as follows:

                          22 "partnership shares"; and
                          5 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

MR. G.T. TATE                                                             3,950
LTSBRCNL AESOP1:                                                          2,975
HSOTC:                                                                   50,068
Conditional award of shares under the:
 Lloyds TSB performance share plan                                      169,720
 Lloyds TSB long-term incentive plan                                    631,065


PERCENTAGE HOLDING IS MINIMAL

16. Date issuer informed of transaction

24TH JULY, 2007




If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

768,070

23. Any additional information

-



24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                    020 7356 1043



Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY


Date of notification  24TH JULY, 2007





NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.



1. Name of the issuer

LLOYDS TSB GROUP plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

NOTIFICATION RELATES TO (i)

3. Name of person discharging managerial responsibilities/director

CHRISTOPHER MICHAEL WISCARSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE SECTION 8

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

SEE SECTION 8

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 25p EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr. C.M. Wiscarson:                                                      38,920
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):                                         5,474
Hill Samuel Offshore Trust Company Limited (HSOTC):                      37,351
Conditional award of shares under the:
 Lloyds TSB performance share plan                                      126,614
 Lloyds TSB long-term incentive plan                                    330,435
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson:                                                         6,963

8. State the nature of the transaction

On 20th July, 2007 27 shares were acquired by LTSBRCNL AESOP1 at 571p per share for Mr. Wiscarson, under the Lloyds TSB Group Shareplan, as follows:


                       22 "partnership shares"; and
                       5 "matching shares".



The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.



9. Number of shares, debentures or financial instruments relating to shares acquired

SEE SECTION 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

MINIMAL

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

SEE SECTION 8

14. Date and place of transaction

THE TRANSACTION MENTIONED IN SECTION 8 TOOK PLACE IN THE UK AND THE SHARES ARE LISTED ON THE LONDON STOCK EXCHANGE.

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Mr. C.M. Wiscarson:                                                      38,920
LTSBRCNL AESOP1:                                                          5,501
HSOTC:                                                                   37,351
Conditional award of shares under the:
 Lloyds TSB performance share plan                                      126,614
 Lloyds TSB long-term incentive plan                                    330,435
Save & Prosper Personal Equity Plan:
- Mrs. Wiscarson                                                          6,963


PERCENTAGE HOLDING IS MINIMAL



16. Date issuer informed of transaction

24TH JULY, 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

734,712

23. Any additional information

-

24. Name of contact and telephone number for queries

MR. A.J. MICHIE, SECRETARY                                      020 7356 1043

Name and signature of duly authorised officer of issuer responsible for making notification

MR. A.J. MICHIE, SECRETARY

Date of notification  24TH JULY, 2007







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  24 July, 2007